NEWS RELEASE

RepliCel Ships DermaPreciseTM Injector Prototypes and Consumables to Independent Laboratory for Clinical Simulation Testing

Independent dermatology research experts at Monasterium Laboratory GmbH will test, analyze and validate various injection parameters using donated human tissue

VANCOUVER, BC, CANADA – 11 November 2021 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, announced today it has shipped DermaPreciseTM Injector prototypes and consumables to an independent laboratory in Germany to conduct validation studies of injection parameters in various types of donated human skin tissue*.

“The design of the DermaPreciseTM system is intended to deliver a high level of control and consistent precision over dermal and subcutaneous injections,” stated R. Lee Buckler, President and CEO of RepliCel Life Sciences, which developed and owns all rights to the DermaPreciseTM product portfolio and its underlying technologies. “As we continue to prepare for commercial launch of the DermaPreciseTM product line, it is critical we have independent validation of the injection parameters and our ability to deliver best-in-class precision to our end users. Testing with donated human skin samples is a valuable tool in convincing clinicians to evaluate new technologies in real clinical treatment settings.”

“As clinicians learn more about the mechanisms and effects of the various types of substances we inject into the dermis and subcutaneous tissue – including neurotoxins, fillers, antibody therapeutics, fat-dissolving enzymes, cell therapies, and other injectables – we are increasingly realizing that precision of depth, dose and/or delivery matters more to efficacy than was often originally believed,” stated dermatologist and clinical researcher Dr. Rolf Hoffmann who has been a clinical advisor on the DermaPrecise™ development.

The pre-clinical simulation testing to be conducted at Monasterium Laboratory Skin & Hair Research Solutions GmbH in Münster Germany, will include testing a wide array of injection depths in various skin tissues to demonstrate the achieved depth and biodistribution of injected substances by way of histological and imaging analysis.

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About Monasterium Laboratory GmbH

Monasterium Laboratory GmbH is a fast-growing, independent dermatological research company specialized in preclinical skin, hair, pigmentation, neuroendocrinology, immunology, and wound healing research in the human system.

* Note: All experiments on human tissue are performed according to Helsinki guidelines and samples are collected after written patient consent and ethics approval.

About the DermaPreciseTM Injector Product Line

The DermaPreciseTM Injector platform is an electronic injection system which will bring new levels of control over dermal or subcutaneous injections where precision of depth, dose and/or delivery matters.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company Limited. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, DermaPreciseTM, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPreciseTM device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit www.replicel.com for additional information.

      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents.

•
RepliCel now has key strategic partners in the United States, China, and Japan each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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